Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-271668

Relating to Preliminary Prospectus Supplement

Dated May 6, 2024 to Prospectus Dated May 5, 2023

32301 Woodward Avenue

Royal Oak, MI 48703

FOR IMMEDIATE RELEASE

Agree Realty Announces Pricing of $450 Million

of 5.625% Senior Unsecured Notes Due 2034

Royal Oak, MI, May 6, 2024 -- Agree Realty Corporation (NYSE: ADC) (the “Company”) today announced that its operating partnership, Agree Limited Partnership (the “Operating Partnership”), priced a public offering of $450 million of its 5.625% senior unsecured notes due 2034 (the “Notes”). The public offering price for the Notes was 98.827% of the principal amount for an effective yield to maturity of 5.779%. The Notes will be senior unsecured obligations of the Operating Partnership, guaranteed by the Company and certain of their subsidiaries. This offering is expected to close on May 13, 2024, subject to the satisfaction of customary closing conditions.

The Company expects to use the net proceeds from this offering for general corporate purposes, including to reduce amounts outstanding under its senior unsecured revolving credit facility and to fund property acquisitions and development activity.

“This offering positions our Company for continued growth and bolsters our liquidity position to over $1.3 billion, providing us ample runway to execute on investment opportunities,” said Peter Coughenour, Chief Financial Officer. “Our weighted-average debt maturity has been extended to approximately 7 years excluding the unsecured revolving credit facility, with no material debt maturities until 2028. Lastly, the forward starting swaps that we entered into reduced the effective interest rate of the Notes and further demonstrate our prudent balance sheet management.”

PNC Capital Markets LLC, Citigroup, J.P. Morgan, Wells Fargo Securities, BofA Securities and Mizuho Securities acted as joint book-running managers for the offering. Morgan Stanley, Raymond James, Regions Securities LLC, Stifel and US Bancorp served as co-managers for the offering.

A registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and became automatically effective under the Securities Act of 1933, as amended, upon filing with the SEC. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov, or by contacting: PNC Capital Markets LLC, Attention Debt Capital Markets, Fixed Income Transaction Execution, 300 Fifth Avenue, 10th Floor, Pittsburgh, PA 15222, at 1-855-881-0697; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, at 1-800-831-9146 or email: prospectus@citi.com; J.P. Morgan Securities LLC, Attention: Investment Grade Syndicate Desk, 383 Madison Avenue, New York, NY 10179, by telephone at 1-212-834-4533 (collect); or Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, at 1-800-645-3751 or email: wfscustomerservice@wellsfargo.com.

The offering of the securities was made only by means of a prospectus supplement and accompanying prospectus, which are on file with the SEC. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Agree Realty Corporation

Agree Realty Corporation is a publicly traded real estate investment trust that is RETHINKING RETAIL through the acquisition and development of properties net leased to industry-leading, omni-channel retail tenants. As of March 31, 2024, the Company owned and operated a portfolio of 2,161 properties, located in 49 states and containing approximately 44.9 million square feet of gross leasable area. The Company’s common stock is listed on the New York Stock Exchange under the symbol “ADC”.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with these safe harbor provisions. No assurance can be given that the offering discussed above will be completed on the terms described or at all, or that the net proceeds of the offering will be used as indicated. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” “may,” “will,” “seek,” “could,” “project” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could materially affect the Company’s results of operations, financial condition, cash flows, performance or future achievements or events. Currently, some of the most significant factors, include the potential adverse effect of ongoing worldwide economic uncertainties and increased inflation and interest rates on the financial condition, results of operations, cash flows and performance of the Company and its tenants, the real estate market and the global economy and financial markets. The extent to which these conditions will impact the Company and its tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Moreover, investors are cautioned to interpret many of the risks identified in the risk factors discussed in the Company’s Annual Report on Form 10-K and subsequent quarterly reports filed with the Securities and Exchange Commission (the “SEC”), as well as the risks set forth below, as being heightened as a result of the ongoing and numerous adverse impacts of the macroeconomic environment. Additional important factors, among others, that may cause the Company’s actual results to vary include the general deterioration in national economic conditions, weakening of real estate markets, decreases in the availability of credit, increases in interest rates, adverse changes in the retail industry, the Company’s continuing ability to qualify as a REIT and other factors discussed in the Company’s reports filed with the SEC. The forward-looking statements included in this press release are made as of the date hereof. Unless legally required, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, changes in the Company’s expectations or assumptions or otherwise.

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Contact:

Peter Coughenour

Chief Financial Officer

Agree Realty Corporation

(248) 737-4190